July 1, 2021

Ms. Mara Ransom

Office Chief

Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Starco Brands, Inc.
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted May 11, 2021
CIK No. 0001539850

Dear Ms. Ransom,

We acknowledge receipt of the comments in the letter dated May 28, 2021 from the staff of the Division of Corporation Finance (the “Staff”) regarding the draft Offering Statement of Starco Brands, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted March 12, 2021

The Company's Business

Principal Products and Services

Products

Breathe™, page 26

1.	We note your response to our prior comment 1, and that you have revised your disclosure to clarify that Alim Enterprises, LLC assigned the "Breathe Hand Sanitizer Spray" patent application to you on February 8, 2021. Please disclose the manner in which the patent application was assigned to you and file as a material contract the agreement pursuant to which the patent application was assigned to you. In this regard, we note that the Memorandum of Understanding between you, Alim Enterprises, LLC and The Starco Group continues to suggest that Alim Enterprises, LLC owns all rights to the patent application and is merely "willing to transfer the patent" to you.

Alim Enterprises, LLC assigned the "Breathe Hand Sanitizer Spray" patent application to the Company pursuant to the Memorandum of Understanding (“MOU”). As the Staff has correctly noted, on the date that the MOU was entered into (June 4, 2020), Alim Enterprises, LLC owned all rights to the patent application. As stated in the MOU, Alim Enterprises, LLC was willing to transfer the patent to the Company at some point in the future, the timing of which would be determined at its own discretion. On February 8, 2021, Alim Enterprises LLC decided to assign the patent application to the Company, as was contemplated in the MOU. The Company and Alim Enterprises LLC did not enter into a separate agreement to effect the assignment. A filing was made with the USPTO by Alim Enterprises LLC to record the assignment, and the assignment of the patent application to the Company from Alim Enterprises, LLC was recorded by the USPTO on the same date. The Company has revised its disclosure in the Offering Circular to clarify that the patent application was assigned pursuant Alim Enterprises’ option to do so as provided in the MOU, and to clarify that there are no other agreements related to this assignment.

General

2.	We note that you have not filed the Form 10-Q for the fiscal period ended March 31, 2021. Please note that issuers that have not filed all reports required pursuant to Section 13 or 15(d) of the Exchange Act during the two years before filing an offering statement are not eligible to use Form 1-A. Refer to Rule 251(b)(7) of Regulation A. Please advise.

The Company acknowledges the Staff’s comment. The Company has now filed its Form 10-Q for the fiscal period ended March 31, 2021 and has included the financial information and Management’s Discussion and Analysis of Financial Condition and Results of Operations from that periodic report in the draft Offering Statement.

Thank you again for the opportunity to respond to your questions to the draft Offering Statement of Starco Brands Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
CrowdCheck Law LLP

cc: Ross Sklar

Chief Executive Officer

Starco Brands, Inc.